Exhibit 99.1

Investor News	Oliver Maier
Head of Investor Relations

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 609-2601
F +49 6172 609-2301
oliver.maier@fmc-ag.com
www.fmc-ag.com

December 21, 2012

Fresenius Medical Care Announces Successful Completion of Legal Matters

Bad Homburg, Germany — Fresenius Medical Care AG & Co. KGaA, the world’s largest provider of dialysis products and services, announced today that the United States government’s litigation against its United States subsidiary (the “company”) in connection with “Method II” Medicare reimbursement has successfully concluded with the Department of Justice’s filing yesterday of a stipulation of dismissal. The end of this litigation also concludes the broader investigation begun by the government in St. Louis, Missouri in 2005.

The Department of Justice investigated many areas of the company’s operations under subpoenas issued in St. Louis beginning in April 2005. In July 2007, after two years of investigation, the Department initiated litigation on a single topic of the investigation: that Renal Care Group, which the company had acquired by merger, violated the False Claims Act by maintaining a “Method II” subsidiary.

In 2011, a federal trial court in Tennessee entered judgment against the company for $83 million. In October 2012, however, the United States Court of Appeals reversed and vacated the judgment. The Court of Appeals further ruled against the Department of Justice on several significant issues of law raised by the case, agreeing with the company that it was not unlawful for Renal Care Group to maintain a subsidiary that billed under Method II. The Court of Appeals then remanded the case to the trial court to allow the Department to proceed to trial on remaining, unresolved issues. By its filing yesterday, the Department confirmed that it would not pursue the remand and would litigate no further.

Ben Lipps, chief executive officer of Fresenius Medical Care, commented: “We are pleased to have this lengthy litigation successfully concluded.”

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.1 million individuals worldwide. Through its network of 3,135 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 256,521 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the Company’s website at www.fmc-ag.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.